January 3, 2008
VIA EDGAR FILER MANAGEMENT SYSTEM
Jim B. Rosenberg, Senior Assistant Chief Accountant
Suzanne Hayes, Legal Branch Chief
Division of Corporation Finance
U.S. Securities Exchange and Commission
100 F Street N.E.
Washington, DC 20549

Re:	InterMune, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-29801
Dear Mr. Rosenberg and Ms. Hayes:
     This letter is written on behalf of InterMune, Inc. (“InterMune”, “we”, “our” or “us”) in regard to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filings, as set forth in the Staff’s letter dated December 28, 2007.
     InterMune has received the Staff’s comment letter and we are actively engaged in preparing a response. However, due to schedule constraints, we are not able to respond with the ten (10) business days as noted in the Staff’s comment letter. We will use our best efforts to respond to the Staff’s comment letter as soon as possible, but in any event on or before January 25, 2008.
     Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (415) 466-2230 or the Company’s General Counsel, Robin Steele, Esq. at (415) 466-2264.

Sincerely,
/s/ John Hodgman

John Hodgman Senior Vice President and Chief Financial Officer

JH/pdw